UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 3 )


                              MORRISON KNUDSEN CORP
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                 August 20, 1999

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                 X Rule 13d-2(b)
                                    61844A109
                                 (CUSIP NUMBER)



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






1        Name of Reporting                       Pioneer
         Person                                  Investment
         IRS Identification                      Management Inc.
         No. of Above                            13-1961193
                                                  (a/k/a/ Pioneering
                                                    Management Corp.)




2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)  X

3        SEC Use Only

4        Citizenship of Place of
         Organization                            Delaware

         Number of                               (5)  Sole Voting       1496500
         Shares                                        Power
         Beneficially Owned                      (6)  Shared Voting     0
         by Each Reporting                             Power
         Person With                             (7)  Sole Dispositive  1496500
                                                        Power
                                                 (8)  Shared            0
                                                        Dispositive
                                                        Power

9        Aggregate Amount Beneficially           1496500
         Owned by Each
         Reporting Person

10       Check if the aggregate
         Amount in Row  (9) Exclude Certain
         Shares (See
         Instructions)

11       Percent of Class Represented
         By Amount in Row 9.                     2.82%

12       Type of Reporting
         Person (See Instructions)               IA


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Item 1(a)         Name of Issuer.

                  MORRISON KNUDSEN CORP

Item 1(b)         Address of Issuer's Principal Executive Office's

                  One Morrison Knudsen Plaza
                  720 Park Boulevard
                  Boise,  ID   83729

Item 2(a)         Name of Person Filing.

                  Pioneer Investment Management, Inc. a/k/a/
                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State of Delaware
                  Pioneer Investment Management a/k/a
                  Pioneering Management Corporation

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  61844A109


Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13(d)-2(b) or (c) is a:

                  (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

















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




Item 4.  Ownership

(a)        Amount Beneficially Owned                                     1496500

(b)        Percent of Class                                              2.82%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             1496500

         (ii)     shared power to vote or to direct vote               0

         (iii) sole power to dispose or to direct disposition of 1496500

         (iv)     shared power to dispose or to direct disposition     0


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check here:    X



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.


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




Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


                  August 20, 1999
                  Date




                  /s/Robert P. Nault
                  Signature


         Robert P. Nault
         Assistant Secretary
         Type Name and Title

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